                                                                    EXHIBIT 99.1


                       MILLAR WESTERN FOREST PRODUCTS LTD.

                          INTERIM FINANCIAL STATEMENTS

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003

                                   (UNAUDITED)

     ---------------------------------------------------------------------

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                                 BALANCE SHEETS

                               AS AT SEPTEMBER 30

                                   (UNAUDITED)

                                                             SEPTEMBER 30,      DECEMBER 31,
                                                                  2003              2002
                                                            --------------      -------------
                                                            (IN THOUSANDS OF CANADIAN DOLLARS)
                             ASSETS
Current assets
    Cash....................................................    $  46,440         $  35,005
    Accounts receivable.....................................       36,382            33,931
    Inventories (note 2)....................................       52,803            61,236
    Prepaid expenses........................................        2,603             3,849
    Future income taxes.....................................          279             1,599
                                                                ---------         ---------
                                                                  138,507           135,620
Property, plant and equipment...............................      153,478           159,407
Other assets ...............................................       25,138            26,613
                                                                ---------         ---------
                                                                $ 317,123         $ 321,640
                                                                =========         =========
               LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities
    Accounts payable and accrued liabilities................    $  48,590         $  46,984
    Deferred revenue........................................         --               6,518
                                                                ---------         ---------
                                                                   48,590            53,502

Long-term debt (U.S. $160,000, 2002 - U.S. $160,000)........      215,616           252,592
Other obligations...........................................        7,162             6,712
Future income taxes.........................................        9,026             6,830
                                                                ---------         ---------
                                                                  280,394           319,636

Contingent liability (note 5)

Shareholder's equity
    Share capital...........................................         --                --
    Retained earnings.......................................       36,729             2,004
                                                                ---------         ---------
                                                                $ 317,123         $ 321,640
                                                                =========         =========

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                             STATEMENTS OF EARNINGS

                                   (UNAUDITED)

                                                   THREE MONTHS ENDED            NINE MONTHS ENDED
                                                      SEPTEMBER 30                  SEPTEMBER 30
                                                 ----------------------      ------------------------
                                                   2003          2002           2003           2002
                                                 --------      --------      ---------      ---------
                                                         (IN THOUSANDS OF CANADIAN DOLLARS)
Gross revenue.................................   $ 86,881      $ 69,169      $ 239,429      $ 205,934
Selling expenses..............................     15,711        11,219         44,168         30,091
                                                 --------      --------      ---------      ---------
Net revenue...................................     71,170        57,950        195,261        175,843
Cost of sales.................................     54,489        43,848        149,858        132,062
Depreciation and amortization.................      4,164         4,101         12,521         12,464
General and administration....................      2,916         3,482          9,539          9,993
Employees' profit sharing.....................        194          --              194           --
Severance costs (note 3)......................       --            --             --            2,298
                                                 --------      --------      ---------      ---------
Operating earnings............................      9,407         6,519         23,149         19,026
Financing expenses (note 4)...................      5,898         5,466         21,432         19,881
Unrealized exchange (gain) loss on debt.......       (112)       10,640        (36,976)        (2,448)
Other expense (income)........................        229          (256)             2           (296)
                                                 --------      --------      ---------      ---------
Earnings (loss) before income taxes...........      3,392        (9,331)        38,691          1,889
Income taxes (recovery).......................      1,321        (1,258)         3,966            607
                                                 --------      --------      ---------      ---------
Net earnings (loss)...........................   $  2,071      $ (8,073)     $  34,725      $   1,282
                                                 ========      ========      =========      =========




                         STATEMENTS OF RETAINED EARNINGS
                     FOR THE NINE MONTHS ENDED SEPTEMBER 30

                                   (UNAUDITED)

                                                    2003                 2002
                                               -------------         -----------
                                              (IN THOUSANDS OF CANADIAN DOLLARS)
Retained earnings - beginning of period........   $  2,004             $ 1,496
Net earnings (loss)............................     34,725               1,282
                                                  --------             -------
Retained earnings - end of period..............   $ 36,729             $ 2,778
                                                  ========             =======

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                            STATEMENTS OF CASH FLOWS

                                   (UNAUDITED)

                                                                      THREE MONTHS ENDED            NINE MONTHS ENDED
                                                                         SEPTEMBER 30                  SEPTEMBER 30
                                                                   -----------------------       ------------------------
                                                                     2003           2002           2003            2002
                                                                   --------       --------       ---------       --------
                                                                               (IN THOUSANDS OF CANADIAN DOLLARS)
CASH PROVIDED FROM (USED IN)
OPERATING ACTIVITIES
    Net earnings (loss)..................................          $  2,071       $ (8,073)      $  34,725       $  1,282
    Items not affecting cash:
      Future income taxes (recovery).....................             1,171         (1,408)          3,516            157
      Reforestation expense..............................               285             97           3,112          3,607
      Depreciation and amortization......................             4,164          4,101          12,521         12,464
      Amortization of deferred financing charges.........               230            229             690            689
      Unrealized foreign exchange (gain) loss on debt....              (112)        10,640         (36,976)        (2,448)
      Provision for duties...............................              --             --              --           (2,268)
      Other..............................................               157           (716)           (366)          (395)
                                                                   --------       --------       ---------       --------
                                                                      7,966          4,870          17,222         13,088
    Reforestation expenditures                                       (4,514)        (2,548)         (6,080)        (4,768)
                                                                   --------       --------       ---------       --------
                                                                      3,452          2,322          11,142          8,320
                                                                   --------       --------       ---------       --------
    Changes in non-cash components of working capital
      Accounts receivable................................            (4,285)           720          (2,451)         2,822
      Inventories........................................            15,050          8,575           7,563          4,917
      Prepaid expenses...................................               988            358           1,246              8
      Accounts payable and accrued liabilities...........            12,815          9,812           6,039          4,218
      Deferred revenue...................................              --             --            (6,518)          --
                                                                   --------       --------       ---------       --------
                                                                     24,568         19,465           5,879         11,965
                                                                   --------       --------       ---------       --------
                                                                     28,020         21,787          17,021         20,285
                                                                   --------       --------       ---------       --------
INVESTING ACTIVITIES
    Additions to property, plant and equipment...........            (2,546)        (1,582)         (5,915)        (2,859)
    Proceeds on disposal of property, plant and
       equipment.........................................                (8)           303             324            357
    Decrease in other assets.............................                 3             29               5             50
                                                                   --------       --------       ---------       --------
                                                                     (2,551)        (1,250)         (5,586)        (2,452)
                                                                   --------       --------       ---------       --------
Increase in cash.........................................            25,469         20,537          11,435         17,833
Cash - beginning of period...............................            20,971         13,168          35,005         15,872
                                                                   --------       --------       ---------       --------
Cash - end of period.....................................          $ 46,440       $ 33,705       $  46,440       $ 33,705
                                                                   ========       ========       =========       ========

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                              SEGMENTED INFORMATION

                                   (UNAUDITED)

                                                           THREE MONTHS ENDED             NINE MONTHS ENDED
                                                              SEPTEMBER 30                   SEPTEMBER 30
                                                        -----------------------       -------------------------
                                                          2003           2002            2003            2002
                                                        --------       --------       ---------       ---------
                                                                     (IN THOUSANDS OF CANADIAN DOLLARS)
PRODUCT SEGMENT

LUMBER
    Net revenue....................................     $ 27,460       $ 22,280       $  73,233       $  76,789
    Cost of sales and administration...............       23,489         21,599          65,997          63,585
    Depreciation and amortization..................        1,364          1,371           4,115           4,274
    Severance costs................................         --             --              --               681
                                                        --------       --------       ---------       ---------
    Operating earnings (loss)......................     $  2,607       $   (690)      $   3,121       $   8,249
                                                        ========       ========       =========       =========
PULP
    Net revenue....................................     $ 42,241       $ 33,970       $ 117,382       $  94,459
    Cost of sales and administration...............       31,000         22,249          83,861          68,477
    Depreciation and amortization..................        2,697          2,658           8,086           7,974
    Severance costs................................         --             --              --             1,340
                                                        --------       --------       ---------       ---------
    Operating earnings.............................     $  8,544       $  9,063       $  25,435       $  16,668
                                                        ========       ========       =========       =========
CORPORATE AND OTHER
    Net revenue....................................     $  1,469       $  1,700       $   4,646       $   4,595
    Cost of sales and administration...............        2,916          3,482           9,539           9,993
    Depreciation and amortization..................          103             72             320             216
    Employees' profit sharing......................          194           --               194            --
    Severance costs................................         --             --              --               277
                                                        --------       --------       ---------       ---------
    Operating loss.................................     $ (1,744)      $ (1,854)      $  (5,407)      $  (5,891)
                                                        ========       ========       =========       =========
TOTAL
    Net revenue....................................     $ 71,170       $ 57,950       $ 195,261       $ 175,843
    Cost of sales and administration...............       57,405         47,330         159,397         142,055
    Depreciation and amortization..................        4,164          4,101          12,521          12,464
    Employees' profit sharing......................          194           --               194            --
    Severance costs................................         --             --              --             2,298
                                                        --------       --------       ---------       ---------
    Operating earnings.............................     $  9,407       $  6,519       $  23,149       $  19,026
                                                        ========       ========       =========       =========
SHIPMENTS BY BUSINESS SEGMENT
Lumber (millions of board feet)....................         88.6           69.3           247.9           205.0
                                                        ========       ========       =========       =========
Pulp (thousands of tonnes).........................         82.1           66.6           224.1           205.9
                                                        ========       ========       =========       =========



                                          SEPTEMBER 30,    DECEMBER 31,
                                              2003             2002
                                          -------------    ------------
IDENTIFIABLE ASSETS
    Lumber.................................  $ 116,289       $ 117,624
    Pulp...................................    134,438         143,664
    Corporate and Other....................     66,396          60,352
                                             ---------       ---------
                                             $ 317,123       $ 321,640
                                             =========       =========

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                      NOTES TO INTERIM FINANCIAL STATEMENTS

                     FOR THE NINE MONTHS ENDED SEPTEMBER 30

                                   (UNAUDITED)

1.    BASIS OF PRESENTATION

      The accompanying unaudited interim financial statements have been prepared by the Company, following the same accounting policies and methods as those disclosed in the audited financial statements for the year ended December 31, 2002. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in Canada have been omitted. These interim financial statements should be read in conjunction with the December 31, 2002 audited financial statements and the notes thereto included in the Company's Annual Report on Form 20-F. In the opinion of management, all adjustments, which are of a normal and recurring nature, necessary for a fair presentation of the balance sheet, results of operations, and cash flows of these interim periods have been included.

2.    INVENTORIES

                                                SEPTEMBER 30,    DECEMBER 31,
                                                    2003             2002
                                                -------------    ------------
      Logs......................................  $ 21,135         $ 25,764
      Pulp......................................    10,222           17,487
      Lumber....................................    12,833            9,824
      Operating and maintenance supplies........     8,613            8,161
                                                  --------         --------
                                                  $ 52,803         $ 61,236
                                                  ========         ========


3.    PROVISION FOR SEVERANCE COSTS

      As a result of a corporate-wide review of operating requirements and staffing levels, the Company implemented a workforce reduction program in January, 2002. The majority of the position reductions were achieved voluntarily.

4.    FINANCING EXPENSES

                                                                  THREE MONTHS ENDED      NINE MONTHS ENDED
                                                                 -------------------    --------------------
                                                                   2003        2002       2003         2002
                                                                 -------    --------    --------    --------
      Interest expense
         Long-term debt......................................    $ 5,321    $  6,361    $ 15,758    $ 18,514
         Other...............................................         84         108         280         438
      Amortization of deferred financing costs...............        230         229         690         689
      Foreign exchange losses (gains) on U.S. dollar cash
        and working capital..................................        263      (1,232)      4,704         240
                                                                 -------    --------    --------    --------
                                                                 $ 5,898    $  5,466    $ 21,432    $ 19,881
                                                                 =======    ========    ========    ========

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                      NOTES TO INTERIM FINANCIAL STATEMENTS

                     FOR THE NINE MONTHS ENDED SEPTEMBER 30

                                   (UNAUDITED)

5.    CONTINGENT LIABILITY

      On April 25, 2002, the U.S. Department of Commerce ("USDOC") issued its final determination in the countervailing and antidumping investigations. The USDOC's final determination in the countervailing investigation resulted in a duty rate of 18.79% and an antidumping duty rate of 8.43%, both to be posted by cash deposits.

      On May 16, 2002, the United States International Trade Commission ("USITC") published its final written determination on injury and stated that Canadian softwood lumber threatens material injury to the U.S. industry. As a result, cash deposits have been required for shipments at the rates determined by the USDOC effective from May 22, 2002. All bonds posted prior to May 22, 2002 have been returned and cancelled.

      The company has recorded as a selling expense $3.0 million for the quarter representing the combined countervailing and antidumping duties compared to $1.7 million in the same quarter of 2002. For the first nine months in 2003 the Company recorded combined duties of $8.3 million compared to $0.1 million for the same period in 2002. In 2002 the Company reversed $2.3 million related to preliminary duties charged in 2001.

      The Company and other Canadian forest product companies, the Federal Government and Canadian provincial governments ("Canadian Interests") categorically deny the U.S. allegations and strongly disagree with the final countervailing and dumping determinations made by the USITC and USDOC. Canadian Interests continue to aggressively defend the Canadian industry in this trade dispute. Canadian Interests may appeal the decision of these administrative agencies to the appropriate courts, North American Free Trade Association panels and the World Trade Organization. The final amount of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on the results of these appeals. Notwithstanding the final rates established in the investigations, the final liability for the assessment of countervailing and antidumping will not be determined until each annual administrative review process is complete.